Capulent, LLC
(SEC ID No. 8-68699)

Financial Statement

March 31, 2026

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document


PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68699

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 04/01/25 _____ AND ENDING _____ 03/31/26 _____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capulent, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 E Camelback Rd, Ste 130
                                                    (No. and Street)

Phoenix	Arizona	85018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin Bachman	(626) 319-4254	jbachman@capulent.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
                                    (Name – if individual, state last, first, and middle name)

4920 W. Cypress Street, Suite 102	Tampa	Florida	33607
(Address)	(City)	(State)	(Zip Code)

April 13, 2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Bachman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capulent, LLC, as of March 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACOB HINZ
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
COMMISSION #640317
MY COMMISSION EXPIRES
JANUARY 29, 2027

NOTARIAL ACKNOWLEDGEMENT
STATE OF Arizona
COUNTY OF Maricopa
This instrument was acknowledged before me this 14th day of May 20 24 by Justin Bachman
NAME OF SIGNER
(Notary Seal) NOTARY PUBLIC
My Commission Expires 01-29-2027

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Capulent, LLC

March 31, 2026

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Capulent, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Capulent, LLC** as of March 31, 2026 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **Capulent, LLC** as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Capulent, LLC**'s management. Our responsibility is to express an opinion on **Capulent, LLC**'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Capulent, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Capulent, LLC**'s auditor since 2022.
Assurance Dimensions, LLC
Coral Springs, Florida
May 12, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Capulent, LLC

Statement of Financial Condition

March 31, 2026

Assets

Cash	$	335,166
Accounts receivable		149,810
Prepaid expenses and other assets		20,263
Property and equipment, net of $8,441 accumulated depreciation		5,479
Total Assets	$	510,718

Liabilities and Members' Equity

Liabilities

Accounts payable	$	32,480
Commissions payable		134,830
Total Liabilities		167,310

Contingencies (see Note 8)

Members' Equity		343,408
Total Liabilities and Members' Equity	$	510,718

The accompanying notes are an integral part of this financial statement.

Capulent, LLC

Notes to the Financial statement

For the Year Ended March 31, 2026

1. Organization

Capulent, LLC (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and FINRA on January 19, 2012. The Company is approved by FINRA to conduct private placements, mergers and acquisitions advisory, and real estate securities transactions. The Company is predominantly focused on the private placement of securities with accredited investors. The securities are typically exempt from registration and most often fall under Regulation D, sections 506(b) or 506(c). Issuers may include early-stage companies, real estate limited partnerships, and Delaware statutory trusts.

2. Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
GAAP requires management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of March 31, 2026, there were no cash equivalents held by the Company.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's selling agreements, managing broker dealer agreements, or engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of March 31, 2026.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the five year estimated useful life of the asset.

Capulent, LLC

Notes to the Financial statement

For the Year Ended March 31, 2026

2. **Significant Accounting Policies** *(continued)*

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition (Note 5). Finance leases that exceed one year are included in property and equipment and other liabilities. As of March 31, 2026, there were no finance leases.

Income Taxes
The Company, a California limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is no longer subject to examinations by major tax jurisdictions before 2023.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Certain partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statement as of March 31, 2026.

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, comprising the private placements of securities (in both managing broker-dealer and selling group member capacities), the sale of real estate securities, and mergers and acquisitions advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

3. **Related Party Transactions**

The Company has an agreement with a company under common ownership in which the related party provides platform and consulting services for a fee. As of March 31, 2026, no amount was owed for such expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Capulent, LLC

Notes to the Financial statement

For the Year Ended March 31, 2026

4. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $149,810 as of March 31, 2026.

Alternatively, fees received prior to the completion of the performance obligation are recorded as contract liabilities on the Statement of Financial Condition until such time when the performance obligation is met. Contract liabilities would primarily relate to retainer fees received in investment banking engagements. Such contract liabilities was $0 as of March 31, 2026.

Costs to Obtain or Fulfill a Contract with a Customer
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services.

5. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company had an operating lease agreement for office space in Phoenix, Arizona that expired on December 31, 2025. For the year ended March 31, 2026, information pertaining to the operating lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of April 1, 2025	$ 30,690
Amortization of ROU asset as of March 31, 2026	(30,690)
ROU asset as of March 31, 2026	$ -
Payments made on operating lease liability	$ 31,970
Remaining lease term	0 months
Discount rate	5.0%

On October 24, 2025, the Company entered into a twelve-month lease for office space in Phoenix, Arizona. Since this office lease is deemed short-term, the Company did not recognize the related ROU asset or lease liability.

The Company had month-to-month sublease agreements for a portion of the leased office space. Since the terms of each sublease were less than a year, the Company classified the leases as short-term and recognized the lease payments as received.

Capulent, LLC

Notes to the Financial statement

For the Year Ended March 31, 2026

6. Employee Benefit Plan

Effective January 1, 2019, the Company sponsors a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. For the fiscal year ended March 31, 2026, employer contributions of $46,500 were made to the plan.

7. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended March 31, 2026, the Company maintains cash balances which, at times, may exceed federally insured limits. As of March 31, 2026, the Company's cash exceeded the federally insured limits by $85,167. The Company has not experienced any losses on its cash deposits.

At March 31, 2026, 100% of accounts receivable was related to four customers.

8. Contingencies

Litigation Matters
In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. As of March 31, 2026, the Company is involved in a number of pending FINRA arbitrations alleging, among other things, unsuitable investment recommendations involving Delaware statutory trust offerings and related real estate investment products, and inadequate disclosure of associated risks. These matters arise in the ordinary course of business and remain in various stages of the arbitration process. The Company intends to vigorously defend these matters. Under Accounting Standards Codification ("ASC") 450, Contingencies, a loss contingency is accrued when it is probable that a liability has been incurred, and the amount of loss can be reasonably estimated. However, the Company is unable to estimate the possible loss or range of loss, if any. Accordingly, no accrual has been recorded. The ultimate resolution of these matters could have a material adverse effect on the Company's financial position, results of operations, or cash flows in a future period.

9. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of March 31, 2026, the Company's net capital was $302,685 which exceeded the requirement by $291,531.

10. Subsequent Events

The Company has evaluated subsequent events through May 12, 2026, the date which the financial statement was issued. There were no subsequent events requiring disclosure in this financial statement.